EXHIBIT 21

Place of incorporation
Wholly owned subsidiaries
Jufeel Holdings Co., Ltd.	British Virgin Islands
Ivan International Biology Limited	Hong Kong
Kaifeng Ivan King Biotechnology Co., Ltd.	PRC
Variable Interest Entity (“VIE”)
Kaifeng Jufeel Biotech Co, Ltd.	PRC
VIE’s subsidiaries
Hainan Zhongchen Biological Engineering Co, Ltd.	PRC
Suzhou Yihuotong E-business Co, Ltd	PRC
Wuxi Jufeel PMAS Life Technology Co, Ltd.	PRC
Changzhou Jufeel PMAS Aloe Biotechnology Co, Ltd.	PRC